Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated July 7, 2022, with respect to the consolidated balance sheet as at March 31, 2022, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year ended March 31, 2022, and the related notes of Neptune Wellness Solutions Inc., which report indicates that there is substantial doubt about Neptune Wellness Solutions Inc.’s ability to continue as a going concern, including that it requires funding in the very near term in order to continue its operations and if it is unable to obtain funding in the upcoming days, it may have to liquidate its assets, and which report is incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Montréal, Canada August 25, 2022